Exhibit 12.1
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands, except Ratio Data)

	Years Ended July 31,
	2008	2007	2006	2005	2004
Earnings:
Income before income taxes	$186,187	$151,927	$144,688	$115,418	$70,327
Add back:
Fixed charges less interest capitalized	29,059	25,158	15,572	9,809	2,362
Less:
Preferred stock dividends and premium on redemption of preferred stock	—	—	—	—	—

Total earnings	$215,246	$177,085	$160,260	$125,227	$72,689

Fixed Charges:
Interest, capitalized and expensed	$26,385	$22,936	$14,131	$8,470	$1,231
Amortization of debt expense	341	284	252	214	61
Interest portion of rent expense	2,333	1,936	1,290	1,192	1,070
Preferred stock dividends and premium on redemption of preferred stock	—	—	—	—	—

Total Fixed Charges	$29,059	$25,156	$15,673	$9,876	$2,362

Ratio of Earnings to Fixed Charges (1)	7.4	7.0	10.2	12.7	30.8

(1)	The ratio of earnings to fixed charges has been computed by adding income before income taxes and fixed charges less interest capitalized and subtracting preferred stock dividends and premium on redemption of preferred stock to derive total earnings, and dividing total earnings by fixed charges. Fixed charges consist of interest expensed and capitalized, amortization of debt expense, 8.5% of rent expense which is deemed representative of an interest factor and preferred stock dividends and premium on redemption of preferred stock.